EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes	$984	$1,672	$642	$880	$618
Add:
Interest expense	203	186	148	83	105
Appropriate portion of rental expense (2)	27	24	26	17	14
Amortization of capitalized interest	6	6	7	7	7
Earnings as adjusted	$1,220	$1,888	$823	$987	$744

Fixed charges:
Interest expense	$203	$186	$148	$83	$105
Appropriate portion of rental expense (2)	27	24	26	17	14
Capitalized interest	7	4	4	9	3
Total fixed charges	$237	$214	$178	$109	$122

Ratio of earnings to fixed charges	5.1x	8.8x	4.6x	9.1x	6.1x

(1)
The Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina, site, and technology of its Performance Polymers segment on January 31, 2011. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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